Exhibit (k)(4)

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT dated as of [             ], 2024 by and between BASELINE CRE INCOME FUND, a Massachusetts business trust (the “Fund”), and BASELINE PARTNERS, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Management Agreement dated as of [      ], 2024 by and between the Fund and the Adviser (the “Management Agreement”); and

WHEREAS, the Fund and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Fund and the Adviser hereby agree as follows:

1.         The Adviser agrees, subject to Section 2 hereof, to (i) reduce the fees payable to it under the Management Agreement (but not below zero) and (ii) pay any operating expenses of the Fund, to the extent necessary to limit the operating expenses of the Fund (exclusive of the Excluded Expenses (as defined below)) to the annual rate (as a percentage of the average daily net assets attributable to the applicable class) of 2.50 percent for Class I shares. For purposes of this Agreement, “Excluded Expenses” means the Incentive Fee (as such term is defined in the Management Agreement), brokerage commissions and other transactional expenses (including loan origination transactional expenses), interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees (including commitment fees), taxes, acquired fund fees and expenses, litigation and indemnification expenses, judgments, and extraordinary expenses.

2.         The Fund agrees to pay to the Adviser (i) the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Management Agreement and (ii) the amount of the operating expenses of the Fund that the Adviser paid pursuant to Section 1 hereof (collectively, “Deferred Fees and Expenses”), subject to the limitations provided in this Section 2. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of the Excluded Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets attributable to the applicable class) of less than the lower of the expense limitation in effect at the time of the waiver and the expense limitation in effect at the time of payment with respect to that class of shares at the time of repayment. Furthermore, the amount of Deferred Fees and Expenses paid by the Fund in any month with respect to a class of shares shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund with respect to such class of shares (exclusive of the Excluded Expenses) do not exceed less than the lower of the expense limitation in effect at the time of the waiver and the expense limitation in effect at the time of payment with respect to that class of shares at the time of repayment. Any obligation of the Fund to repay the Adviser in accordance with this paragraph shall be limited to the lesser of (i) the expense limitation in effect at the time of the waiver, and (ii) the expense limitation in effect at the time of such repayment.

Notwithstanding the foregoing, Deferred Fees and Expenses shall not be payable by the Fund with respect to a class of shares to the extent that the amounts payable by the Fund with respect to such class of shares pursuant to the immediately preceding two sentences during the period ending three years after the end of the month in which such Deferred Fees and Expenses are incurred are not sufficient to pay such Deferred Fees and Expenses.

3.         The initial term of this Agreement (the “Initial Term”) shall be for a period commencing on the date first above written and ending on [       ], 2034. This Agreement shall be renewed automatically for successive periods of one year after the Initial Term, unless written notice of termination is provided by the Adviser or the Fund to the other party not less than 60 days prior to the end of the then-current term. No such termination by the Adviser or the Fund shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Deferred Fees and Expenses with respect to periods prior to the date of such termination.

4.         A copy of the Agreement and Declaration of Trust establishing the Fund as a Massachusetts business trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed on behalf of the Fund by an officer of the Fund as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BASELINE CRE INCOME FUND

By
Name:
Title:

BASELINE PARTNERS, LLC

By
Name:
Title: